Paul Hastings LLP

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September 20, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds—File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the additional oral comments provided by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 18, 2023 with respect to the Registrant’s Post-Effective Amendment No. 106 (the “Amendment”), which contained proposed disclosure with respect to five new series of the Registrant that will be operated as an actively managed exchange traded funds (each, a “Fund”). This response letter refers to a previous comment response letter filed on September 12, 2023 (the “First Response Letter”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Amendment, unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed on or about the date of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

1.	Comment: With respect to Comment 5 in the First Response Letter, please clarify that the 20% limit applies to both fixed income securities and convertible securities.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

2.

Comment: With respect to Comment 6 in the First Response Letter, please add a brief description to the more-detailed description of methodologies used by third-party rating services that is proposed to be added to the statement of additional information. This brief description can be just a phrase or sentence, but should be included in the prospectus summary.

Response: Comment accepted. The Registrant will revise that disclosure as follows:

Securities and Exchange Commission

September 20, 2023

“Matthews will also employ a negative screening process using data and ratings from third-party data providers ISS ESG, MSCI, RepRisk and Sustainalytics, and Matthews’ own internal analysis to exclude, in the ultimate determination of Matthews, companies that Matthews believes do not meet the Fund’s ESG standards. These third-party providers use data and various metrics to assess companies’ exposure to certain business activities and evaluate companies’ adherence to international ESG-related norms. ~~This~~ Matthews’ screening process may use various thresholds based on the percentage of revenue derived from certain sectors, including…”

3.

Comment: With respect to Comment 16 in the First Response Letter, please supplementally provide support showing the public or commercial use of the term “tiger” to refer to Asian region companies or economies, such as Morningstar or investment or economic literature or marketing material used by third parties. Because the word “tiger” is in the name of this fund, there should be some support for the meaning of that term for purposes of Rule 35d-1.

Response: Comment accepted. The Registrant respectfully submits the following support, dating back to the late 1990s, to demonstrate the customary use of the term “tiger” to refer to certain rapidly growing Asian economies:

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Growth in East Asia: What We Can and Cannot Infer, https://www.imf.org/external/pubs/ft/issues1/, International Monetary Fund, discussing the “phenomenal growth of Hong Kong, Korea, Singapore, and Taiwan Province of China, known as the ‘Four Tigers’ because of their powerful and intimidating economic performance.”

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Is Now the Time to Invest in India?, https://www.morningstar.co.uk/uk/news/114175/is-now-the-time-to-invest-in-india.aspx, Morningstar, discussing India’s status as a tiger country, “… there are reasons to believe that the Tiger economy can roar once again in the coming years and go on to achieve its deserved place in the world. Investors will ultimately be well rewarded by the emergence of India.”

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The Asian ‘Tiger’ Economy that Never Quite Roared, https://www.bloomberg.com/news/newsletters/2023-07-08/bloomberg-new-economy-the-asian-tiger-economy-that-never-quite-roared, Bloomberg, discussing Thailand’s failure to reach tiger economy status.

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Here Comes Cambodia: Asia’s New Tiger Economy, https://www.adb.org/news/features/here-comes-cambodia-asia-s-new-tiger-economy, Asian Development Bank, discussing Cambodia’s “five years of high economic growth that is moving it toward becoming one of the new tiger economies of Asia.”

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See also the marketing materials for BlackRock Asian Tiger Bond Fund, https://www.blackrock.com/hk/en/investment-ideas/asian-tiger-bond-fund, which invests in fixed income securities of issuers “domiciled in, or exercising the predominant part of their economic activity in, Asian Tiger countries.”

4.

Comment: With respect to Comment 30 in the First Response Letter, please add a summary of the diversification requirement under Section 5 of the Investment Company Act, such as proposed to be added to page 29 of the prospectus, after the investment restrictions and policies section in the statement of additional information so that investors can refer to the technical requirements that apply to funds that are diversified and non-diversified.

Response: Comment accepted. The Registrant will add the following disclosure to page 29 of the statement of additional information, immediately above the heading “Temporary Defensive Position”:

Securities and Exchange Commission

September 20, 2023

“Diversified or Non-Diversified Status

Each Fund, other than the Matthews Emerging Markets Sustainable Future Active ETF and the Matthews India Active ETF, is a “diversified” fund for purposes of Section 5(b)(1) of the 1940 Act. For a diversified fund, at least 75% of the value of the fund’s total assets will be comprised of (i) cash and cash items, (ii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, (iii) securities of other investment companies, and (iv) other securities, provided that no more than 5% of the value of the fund’s total assets are invested in the securities of a single issuer and the fund does not own more than 10% of the outstanding voting securities of a single issuer. The remaining 25% of the value of the fund’s total assets may be invested in a single issuer, or in multiple issuers, not subject to the above limitations.

Each of the Matthews Emerging Markets Sustainable Future Active ETF and the Matthews India Active ETF is a “non-diversified” fund and as such is not subject to the diversification requirements of Section 5(b)(1).”

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Matthews International Capital Management, LLC